China North East Petroleum Holdings, Ltd.
445 Park Avenue
New York, NY  10022

July 23, 2009

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China North East Petroleum Holdings, Ltd.
Registration Statement on Form S-3
Filed June 29, 2009
File No. 333-160299 (the “Registration Statement”)

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 0-49846

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China North East Petroleum Holdings, Ltd (the “Company”) dated July 17, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Registration Statement on Form S-3

Legal Matters, page 16

Staff Comment 1.         Please revise your filing to clarify that your counsel will opine upon the legality of all securities covered by your registration statement.

Response: We have revised the Registration Statement as requested and our revision is reflected in Amendment No. 1 to the Registration Statement.

Exhibits, page 19

Staff Comment 2.         Please file the form of indenture for the senior debt securities and the form of indenture for the subordinated debt securities.

Response: We have included the form of indenture for the senior debt securities and the form of indenture for the subordinated debt securities as exhibits to Amendment No. 1 to the Registration Statement.

Staff Comment 3.         Please file an opinion regarding the legality of the securities to be covered by the registration statement. See Item 601(b)(5) of Registration S-K.

Response: We have included an opinion regarding the legality of the securities to be covered by the Registration Statement as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

From 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 18

Staff Comment 4.         We note your disclosure that there were no significant changes in your internal control over financial reporting during the second quarter of fiscal year 2009. Please revise to state, if true that there were no changes in your internal control over financial reporting during the quarterly period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Response: We confirm that there were no changes in our internal control over financial reporting during the first quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will amend our Form 10-Q for the fiscal quarter ended March 31, 2009 accordingly.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Wang Hong Jun
Wang Hong Jun
President

Enclosures
CC:	Matthew Z. Chang
The Crone Law Group